Exhibit (a)(3)

November 2, 2007

TO:         UNIT HOLDERS OF RIVERSIDE PARK ASSOCIATES, LP

SUBJECT:    OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 113.2 Units of limited partnership interest (the "Units") in RIVERSIDE PARK ASSOCIATES, LP (the "Partnership") at a purchase price equal to:

                                $70,000 per Unit
                                ----------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in RIVERSIDE PARK ASSOCIATES, LP without the usual transaction costs associated with market sales or partnership transfer fees. Reasons you may wish to sell your Units include:

o HIGHEST OFFER PRICE! Our offer is over $5,500 per Unit, or 8.65% higher, than AIMCO's offer! AIMCO is currently offering to purchase units for $64,429 per Unit.

o PARTNERSHIP GOING PRIVATE. AIMCO's offer will result in the deregistration of the Units; thus, soon this Partnership will no longer be a public reporting company, meaning information about the Partnership may be harder to obtain.

o UNCERTAINTY OF PARTNERSHIP TERMINATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The general partner has given no indication when the partnership will be liquidating. The Partnership term extends through December 31, 2035!

o NO DISTRIBUTIONS. The Partnership has paid no distributions since 2004! The Partnership has stated that "In light of the amounts accrued and payable to affiliates of the General Partner at June 30, 2007 and the significant redevelopment project at the property, there can be no assurance that the Partnership will generate sufficient funds from operations, after required capital expenditures, to permit any distributions to its partners during the remainder of 2007 or subsequent periods."

o ILLIQUIDITY OF UNITS. The relative illiquidity of the Units resulting from the absence of a formal trading market makes the Units difficult to sell.

o NO FUTURE IRS FILING REQUIREMENTS. The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on pink paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                  1640 School Street, Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depositary at 800-854-8357. This Offer expires (unless extended) December 14, 2007.